

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 15, 2011

<u>Via Facsimile (877-657-9457</u>)
Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

      Re: Explore Anywhere Holding Corp.
              Amendment No. 3 to Form 8-K
              Filed March 21, 2011
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 001-33933

Dear Mr. Hammond:

      We issued comments to you on the above captioned filings on April 18, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by June 29, 2011 addressing these outstanding comments.

      If you do not respond to the outstanding comments by June 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

Cc: Via Facsimile 602-633-1617
W. Scott Lawler, Esq.
3550 N. Central Avenue, Suite 1025
Phoenix, Arizona 85012